VIA EDGAR SUBMISSION

December 17, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Kristen Baldwin

Re:	Firefly Aerospace Inc.
Registration Statement on Form S-1
Registration File No. 333-291599

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, Firefly Aerospace Inc. (the “Company”) hereby requests that the effective date for the Registration Statement referred to above (the “Registration Statement”) be accelerated so that it will become effective at 4:00 p.m., Eastern Time, on December 19, 2025, or as soon thereafter as is practicable.

Please contact Kevin M. Frank at (312) 862-3373 or, in his absence, Ashley Sinclair at (312) 862-3928, both of Kirkland & Ellis LLP, the Company’s legal counsel, when the Registration Statement has been declared effective or if you have any other questions or concerns regarding this matter.

Thank you in advance for your assistance.

* * * * *

Very truly yours,

FIREFLY AEROSPACE INC.

By:	/s/ David Wheeler
Name: David Wheeler
Title: General Counsel and Senior Vice President

Firefly Aerospace Inc. | www.fireflyspace.com

1320 Arrow Point Drive #109 | Cedar Park, TX 78613 | T 512.893.5570

cc:	Jason Kim, Chief Executive Officer, Firefly Aerospace Inc.
Robert M. Hayward, P.C., Kirkland & Ellis LLP
Kevin M. Frank, Kirkland & Ellis LLP
Ashley Sinclair, Kirkland & Ellis LLP